                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 20)


                 Consolidated Capital Institutional Properties/2
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                        AIMCO Properties, L.P. -- Offeror
--------------------------------------------------------------------------------
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                            Limited Partnership Units
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                      None
--------------------------------------------------------------------------------
                       (CUSIP Number of Class Securities)

                                 Patrick J. Foye
                   Apartment Investment And Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8101

--------------------------------------------------------------------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)


                                    Copy To:

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       300 South Grand Avenue, 34th Floor
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee

Transaction valuation*                                     Amount of filing fee
----------------------                                     --------------------
$16,968,265                                                $3,393.65

* For purposes of calculating the fee only. This amount assumes the purchase of 530,258.30 units of limited partnership interest of the subject partnership for $32 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $3,393.65          Filing Party: AIMCO Properties, L.P.

Form or Registration No.: Schedule TO       Date Filed: May 16, 2000

                      -----------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[ ] going-private transaction subject to Rule 13e-3

[X] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

CUSIP No.   NONE

    1.       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             AIMCO PROPERTIES, L.P.
             84-1275721

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                    (a)     [ ]
                                                                    (b)     [X]
    3.       SEC USE ONLY

    4.       SOURCE OF FUNDS

             WC, BK

    5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e))                                [ ]

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

             7.       SOLE VOTING POWER
                         --
             8.       SHARED VOTING POWER
                         280,533.60
             9.       SOLE DISPOSITIVE POWER
                         --
             10.      SHARED DISPOSITIVE POWER
                         280,533.60
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         280,533.60

    12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Approximately 30.54%

    14.      TYPE OF REPORTING PERSON

             PN

CUSIP No.   NONE

    1.       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             AIMCO-GP, INC.

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                     (a)    [ ]
                                                                     (b)    [X]
    3.       SEC USE ONLY

    4.       SOURCE OF FUNDS

             Not Applicable

    5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e))                                [ ]

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

             7.       SOLE VOTING POWER
                           --
             8.       SHARED VOTING POWER
                           280,553.60
             9.       SOLE DISPOSITIVE POWER
                           --
             10.      SHARED DISPOSITIVE POWER
                           280,553.60

         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                           280,553.60

         12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES
                                                                            [ ]

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 30.54%

         14.      TYPE OF REPORTING PERSON

                  CO

CUSIP No.   NONE

    1.       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             APARTMENT INVESTMENT AND MANAGEMENT COMPANY
             84-129577

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                       (a)  [ ]
                                                                       (b)  [X]
    3.       SEC USE ONLY

    4.       SOURCE OF FUNDS

             Not Applicable

    5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e))                                [ ]

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

             7.       SOLE VOTING POWER
                           --
             8.       SHARED VOTING POWER
                           365,292.90
             9.       SOLE DISPOSITIVE POWER
                           --
             10.      SHARED DISPOSITIVE POWER
                           365,292.90

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON
                           365,292.90

    12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Approximately 39.78%

    14.      TYPE OF REPORTING PERSON

             CO

CUSIP No.   NONE

    1.       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             INSIGNIA PROPERTIES, L.P.

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                     (a)    [ ]
                                                                     (b)    [X]

    3.       SEC USE ONLY

    4.       SOURCE OF FUNDS

             Not Applicable

    5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e))                                [ ]

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7.       SOLE VOTING POWER
                            --
              8.       SHARED VOTING POWER
                            84,759.30
              9.       SOLE DISPOSITIVE POWER
                            --
              10.      SHARED DISPOSITIVE POWER
                            84,759.30

         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                            84,759.30

         12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES
                                                                            [ ]

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 9.23%

         14.      TYPE OF REPORTING PERSON

                  PN

CUSIP No.   NONE

     1.      NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             AIMCO/IPT, INC.

     2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                      (a)   [ ]
                                                                      (b)   [X]

     3.      SEC USE ONLY

     4.      SOURCE OF FUNDS

             Not Applicable

     5.      (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e))                                [ ]

     6.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

             7.       SOLE VOTING POWER
                           --
             8.       SHARED VOTING POWER
                           84,759.30
             9.       SOLE DISPOSITIVE POWER
                           --
             10.      SHARED DISPOSITIVE POWER
                           84,759.30

     11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON
                           84,759.30

     12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

     13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              Approximately 9.23%

     14.      TYPE OF REPORTING PERSON

              CO

CUSIP No.   NONE

    1.       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             COOPER RIVER PROPERTIES, L.L.C.

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                      (a)   [ ]
                                                                      (b)   [X]

    3.       SEC USE ONLY

    4.       SOURCE OF FUNDS

             Not Applicable

    5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e))                                [ ]

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7.       SOLE VOTING POWER
                            --
              8.       SHARED VOTING POWER
                            67,518.70
              9.       SOLE DISPOSITIVE POWER
                            --
              10.      SHARED DISPOSITIVE POWER
                            67,518.70

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON
                            67,518.70

    12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Approximately 7.35%

    14.      TYPE OF REPORTING PERSON

             OO

CUSIP No.   NONE

    1.       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             REEDY RIVER PROPERTIES, L.L.C.

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                      (a)   [ ]
                                                                      (b)   [X]

    3.       SEC USE ONLY

    4.       SOURCE OF FUNDS

             Not Applicable

    5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e))                                [ ]

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

             7.       SOLE VOTING POWER
                           --
             8.       SHARED VOTING POWER
                           168,736.50
             9.       SOLE DISPOSITIVE POWER
                           --
             10.      SHARED DISPOSITIVE POWER
                           168,736.50

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON
                           168,736.50

    12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Approximately 18.37%

    14.      TYPE OF REPORTING PERSON

             OO

         AMENDMENT NO. 1 TO TENDER OFFER STATEMENT/AMENDMENT NO. 20 TO
                                  SCHEDULE 13D

         This Statement (the "Statement") constitutes (a) Amendment No. 1 to the Tender Offer Statement on Schedule TO of AIMCO Properties, L.P. (the "AIMCO OP"), relating to an offer to purchase units of limited partnership interest ("Units") of Consolidated Capital Institutional Properties/2 (the "Partnership"); and (b) Amendment No. 20 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on March 5, 1998, by Reedy River Properties, L.L.C. ("Reedy River"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT"), Insignia Financial, Inc. ("Insignia") and Andrew L. Farkas, as amended by (i) Amendment No. 1, filed with the Commission on July 30, 1998, by Cooper River Properties, L.L.C. ("Cooper River"), IPLP, IPT, Insignia and Andrew L. Farkas,
(ii) Amendment No. 2, filed with the Commission on August 8, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (iii) Amendment No. 3, filed with the Commission on August 27, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (iv) Amendment No. 4, filed with the Commission on September 2, 1998, by Cooper River, IPLP, IPT, Insignia, and Andrew L. Farkas, (v) Amendment No. 5, filed with the Commission on September 9, 1998, by Cooper River, IPLP, IPT, Insignia, and Andrew L. Farkas, (vi) Amendment No. 6, filed with the Commission on September 9, 1998, by Cooper River, IPLP, IPT, Insignia, and Andrew L. Farkas, (vii) Amendment No. 7, filed with the Commission on October 26, 1998 by Reedy River, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP"), and Apartment Investment and Management Company ("AIMCO"), (viii) Amendment No. 8, filed with the Commission on January 29, 1999, by Cooper River, IPLP, IPT, Reedy River, AIMCO OP, AIMCO-GP, and AIMCO, (ix) Amendment No. 9, filed with the Commission on May 14, 1999, by Cooper River, Reedy River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP, and AIMCO, (x) Amendment No. 10, filed with the Commission on June 10, 1999, by Cooper River, Reedy River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO, (xi) Amendment No. 11, filed with the Commission on July 1, 1999, by Cooper River, Reedy River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO, (xii) Amendment No. 12, filed with the Commission on July 14, 1999, by Cooper River, Reedy River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO, (xiii) Amendment No. 13, filed with the Commission on July 23, 1999, by Cooper River, Reedy River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO, (xiv) Amendment No. 14, filed with the Commission on August 31, 1999, by Cooper River, Reedy River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO, (xv) Amendment No. 15, filed with the Commission on November 17, 1999, by Cooper River, Reedy River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xvi) Amendment No. 16, filed with the Commission on November 24, 1999, by Cooper River, Reedy River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xvii) Amendment No. 17, dated December 16, 1999, by Cooper River, Reedy River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xviii) Amendment No. 18, filed with the Commission on January 13, 2000, by Cooper River, Reedy River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, and (xix) Amendment No. 19, filed with the Commission on May 16, 2000, by Cooper River, Reedy River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO.

                       -----------------------------------

        The information in the "Offer to Purchase" of AIMCO Properties, L.P., dated May 15, 2000 (the "Offer") and the Supplement to the Offer to Purchase, dated June 12, 2000 , Exhibits (a)(1) and (a)(4) hereto, is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below:

Item 10.  Financial Statements.

    The financial statements included in AIMCO OP's Annual Report on Form 10-K for the year ended December 31, 1999, which are listed on the Index to Financial Statements on page F-1 of such Report and for the Form 10-Q for the quarter ended March 31, 2000, are incorporated herein by reference. Such reports may be inspected at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates and from the Commission's web site at www.sec.gov.

Item 12.  Exhibits.

    (a)(1)       Offer to Purchase, dated May 15, 2000. (Previously filed.)

    (a)(2)(i) Letter of Transmittal and related Instructions. (Annex II to Exhibit (a)(1).)

    (a)(2)(ii)   Acknowledgment and Agreement. (Previously filed.)

    (a)(3) Letter, dated May 15, 2000, from AIMCO OP to the limited partners of the Partnership (Previously filed.)

    (a)(4)       Supplement to Offer to Purchase, dated June 12, 2000

    (a)(5) Letter of Transmittal and related Instructions. (Annex I to Exhibit (a)(4).)

    (a)(6) Letter, dated June 12, 2000, from AIMCO OP to the limited partners of the Partnership

    (b)(1) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)

    (b)(2)       Amended and Restated Credit Agreement, dated as of
                 March 15, 2000, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit
                 10.20 to AIMCO Properties, L.P.'s Annual Report on Form 10-K for the year ended December 31, 1999, is incorporated herein by this reference.)

    (b)(3) First Amendment to $345,000,000 Amended and Restated Credit Agreement, dated as of April 14, 2000, among AIMCO Properties, L.P., Bank of America, as Administrative Agent, and U.S. Bank National Association, as Lender. (Exhibit 10.4 to AIMCO's Current Report on Form 10-Q for quarter ended March 31, 2000, is incorporated herein by this reference.)

    (d)          Not applicable.

    (g)          Not applicable.

    (h)          Not applicable.

    (z)(1) Agreement of Joint Filing, dated May 15, 2000, among AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, Cooper River and Reedy River. (Previously filed.)

Item 13.  Information Required by Schedule 13E-3.

               Not applicable.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 12, 2000
                                             AIMCO PROPERTIES, L.P.

                                             By: AIMCO-GP, INC.
                                                 (General Partner)

                                             By: /s/ Patrick J. Foye
                                                 ------------------------------
                                                 Executive Vice President

                                             COOPER RIVER PROPERTIES,
                                             L.L.C.

                                             By: /s/ Patrick J. Foye
                                                 ------------------------------
                                                 Executive Vice President

                                             AIMCO/IPT, INC.

                                             By: /s/ Patrick J. Foye
                                                 ------------------------------
                                                 Executive Vice President

                                             INSIGNIA PROPERTIES, L.P.

                                             By: AIMCO/IPT, INC.
                                                 (General Partner)

                                             By: /s/ Patrick J. Foye
                                                 ------------------------------
                                                 Executive Vice President

                                             REEDY RIVER PROPERTIES,
                                             L.L.C.

                                             By: /s/ Patrick J. Foye
                                                 ------------------------------
                                                 Executive Vice President

                                             AIMCO-GP, INC.

                                             By: /s/ Patrick J. Foye
                                                 ------------------------------
                                                 Executive Vice President



                                             APARTMENT INVESTMENT
                                             AND MANAGEMENT COMPANY

                                             By: /s/ Patrick J. Foye
                                                 ------------------------------
                                                 Executive Vice President

                                      EXHIBIT INDEX

  EXHIBIT NO.                     DESCRIPTION
  -----------                     -----------
    (a)(1)       Offer to Purchase, dated May 15, 2000. (Previously filed.)

    (a)(2)(i)    Letter of Transmittal and related Instructions. (Annex II to
                 Exhibit (a)(1).)

    (a)(2)(ii)   Acknowledgment and Agreement. (Previously filed.)

    (a)(3) Letter, dated May 15, 2000, from AIMCO OP to the limited partners of the Partnership (Previously filed.)

    (a)(4)       Supplement to Offer to Purchase, dated June 12, 2000

    (a)(5)       Letter of Transmittal and related Instructions. (Annex I to
                 Exhibit (a)(4).)

    (a)(6) Letter, dated June 12, 2000, from AIMCO OP to the limited partners of the Partnership

    (b)(1) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of
                 America, Bank Boston, N.A., and First Union National Bank.
                 (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated
                 August 16, 1999, is incorporated herein by this reference.)

    (b)(2)       Amended and Restated Credit Agreement, dated as of
                 March 15, 2000, among AIMCO Properties, L.P., Bank of America,
                 Bank Boston, N.A., and First Union National Bank. (Exhibit
                 10.20 to AIMCO Properties, L.P.'s Annual Report on Form 10-K for the year ended December 31, 1999, is incorporated herein by this reference.)

    (b)(3)       First Amendment to $345,000,000 Amended and Restated
                 Credit Agreement, dated as of April 14, 2000, among AIMCO
                 Properties, L.P., Bank of America, as Administrative
                 Agent, and U.S. Bank National Association, as Lender.
                 (Exhibit 10.4 to AIMCO's Current Report on Form 10-Q for quarter ended March 31, 2000, is incorporated herein by this reference.)

    (d)          Not applicable.

    (g)          Not applicable.

    (h)          Not applicable.

    (z)(1)       Agreement of Joint Filing, dated May 15, 2000, among
                 AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, Cooper River and Reedy River. (Previously filed.)